

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2019

E. Allen Nicholson
Executive Vice President and Chief Financial Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, California 91764

Re: CVB Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 1, 2019
File No. 000-10140

Dear Mr. Nicholson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services